SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 MAR 25 A 8:45
OFFICE OF INTERNATIONAL

09045658

17 March 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 16 March 2009 which we released to The Stock Exchange of Hong Kong Limited on 16 March 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

3/26

E\tn\SA\Connected Transactio\Nanjing\Ann\ltr.doc1

Exemption File No. 82-5006

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

RECEIVED 2009 MAR 25 A 8:45

CONNECTED TRANSACTION RELATING TO THE JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN NANJING CITY, JIANGSU PROVINCE, PRC

Reference is made to the Previous Announcement.

The Board announces that on 16 March 2009, the JV Parties entered into the Novation Deed pursuant to which APL shall transfer and assign to SA all of its rights, title and interests under and in the Master Joint Venture Agreement, including the part of the Deposit contributed by APL through BIPL, subject to the terms and conditions of the Novation Deed.

APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. KHL is the controlling shareholder of both KPL and SA. KPL is an associate of KHL and therefore a connected person of SA. Accordingly, the entering into of the Transactions constitutes a connected transaction for SA under the Listing Rules. As the accumulative maximum contribution of the Group to the JVCO is expected to be approximately RMB825 million (approximately HK$948 million) after completion of the Transactions, which exceeds 2.5% of the market capitalization of SA, the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

An independent board committee will be established by the Board to consider the terms of the Transactions and to advise the Independent Shareholders. An independent financial adviser will be appointed by SA to make recommendations to the independent board committee of SA and the Independent Shareholders in relation to the Transactions.

SA will, as soon as practicable, despatch to the Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee and the Independent Shareholders in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

INTRODUCTION

Reference is made to the Previous Announcement.

The Board announces that on 16 March 2009, the JV Parties entered into the Novation Deed pursuant to which APL shall transfer and assign to SA all of its rights, title and interests under and in the Master Joint Venture Agreement, including the part of the Deposit contributed by APL through BIPL, subject to the terms and conditions of the Novation Deed.

THE NOVATION DEED

The principal terms of the Novation Deed are as follows:

Date: 16 March 2009

Parties: SA, APL and KPL

Transfer and assignment: Subject to fulfilment of the Conditions, in consideration of the covenants contained in, and the payment from SA to APL contemplated under, the Novation Deed:

(a) APL shall, on the Effective Date, be deemed to have transferred and assigned to SA absolutely all of its rights, title and interests under and in the Master Joint Venture Agreement, including but not limited to the part of the Deposit contributed by APL through BIPL in the sum of RMB4.5 million (equivalent to HK$5,172,420 based on the then exchange rate of RMB to HK$ on 19 September 2008, being the date on which the Deposit was paid);

(b) SA shall, on the Effective Date, be deemed to have assumed the responsibility to perform, observe and fulfil all of the liabilities, duties and obligations of APL under the Master Joint Venture Agreement and be deemed to be bound by the terms of the Master Joint Venture Agreement as if SA was named in the Master Joint Venture Agreement in place of APL; and

(c) KPL shall, on the Effective Date, be deemed to have consented to the transfer and assignment aforesaid such that APL shall, on the Effective Date, be deemed to be substituted and replaced by SA under the Master Joint Venture Agreement, and each of SA and KPL shall, on the Effective Date, be deemed to have released and discharged APL from the performance, observance and fulfilment of all of APL's payment or other obligations or duties under the Master Joint Venture Agreement.

Subject to the fulfilment of the Conditions, on the Effective Date, SA shall pay, or shall procure the payment of, the sum of HK$5,172,420 to APL.

On the Effective Date, save as aforesaid, the Master Joint Venture Agreement shall remain in full force and effect in accordance with the terms thereof.

Prior to the transactions contemplated under the Novation Deed having taken place on the Effective Date, and, if applicable, upon and after termination of the Novation Deed (see the paragraph headed "The Novation Deed – Termination" below), the Master Joint Venture Agreement shall remain in full force and effect in accordance with the terms thereof.

Conditions:

The transactions mentioned in the paragraphs headed "The Novation Deed – Transfer and assignment" above are conditional upon:

(a) the obtaining of the approval for the entering into of the Transactions by SA and APL from the Independent Shareholders and the independent shareholders of APL, respectively, at their respective general meetings, where necessary;

(b) the obtaining of the approval from the Land Bureau of Nanjing (南京市國土資源局), PRC for the change of parties in respect of the land bid for the land use rights of the Project Site as contemplated under the Novation Deed; and

(c) all the necessary board approvals for the entering into of the Transactions having been obtained by the JV Parties.

Termination:

If either of the Conditions has not been satisfied at or before 5:00 p.m. on 31 December 2009 or such later date as the JV Parties may agree in writing, the Novation Deed will immediately terminate and all rights and obligations of the JV Parties shall cease immediately upon termination except that termination shall not affect the then accrued rights and obligations of the JV Parties.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Pursuant to the Master Joint Venture Agreement, the proposed shareholdings of SACL, KPCL and BIPL in the JVCO shall be in the proportion of 40%, 45% and 15%, respectively. Based on the maximum total investment amount in the JVCO of approximately RMB1,500 million (approximately HK$1,724 million), the maximum contributions of the Group, the KPL Group and the APL Group to the JVCO were then expected to be approximately RMB600 million (approximately HK$690 million), approximately RMB675 million (approximately HK$776 million) and approximately RMB225 million (approximately HK$258 million), respectively. After completion of the Transactions, the proposed shareholdings of SACL and KPCL in the JVCO shall be in the proportion of 55% and 45%, respectively, and the maximum contributions of the Group and the KPL Group to the JVCO are expected to be approximately RMB825 million (approximately HK$948 million) and approximately RMB675 million (approximately HK$776 million), respectively.

It is currently expected that the funding required by SA for making the maximum contribution to the JVCO will be sourced by SA from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the Group.

As the JVCO will be owned by SACL as to 55%, the JVCO, after its establishment, will be treated as a subsidiary of SA and its results will be consolidated into the financial statements of SA.

REASONS FOR ENTERING INTO THE TRANSACTIONS

As mentioned in the Previous Announcement, it is currently contemplated that a hotel will be built on the Project Site. With the experience, standing and expertise of the Group in the hotel industry, it will be in the interests of the Group to take the lead in the development of the Project Site by acquiring a majority stake in the project.

INFORMATION ABOUT SA, APL AND KPL

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

IMPLICATIONS UNDER THE LISTING RULES

APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. KHL is the controlling shareholder of both KPL and SA. KPL is an associate of KHL and therefore a connected person of SA. Accordingly, the entering into of the Transactions constitutes a connected transaction for SA under the Listing Rules. As the accumulative maximum contribution of the Group to the JVCO is expected to be approximately RMB825 million (approximately HK$948 million) after completion of the Transactions, which exceeds 2.5% of the market capitalization of SA, the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

An independent board committee will be established by the Board to consider the terms of the Transactions and to advise the Independent Shareholders. An independent financial adviser will be appointed by SA to make recommendations to the independent board committee of SA and the Independent Shareholders in relation to the Transactions.

SA will, as soon as practicable, despatch to the Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee and the Independent Shareholders in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The Directors (other than the independent non-executive Directors) take the view that the entering into of the Transactions is in the ordinary and usual course of business of the Group and believe that the terms of the Transactions are on normal commercial terms and are fair and reasonable and in the interests of SA and the Shareholders as a whole. The independent non-executive Directors would not be able to form the view as to whether the terms of the Transactions are fair and reasonable and in the interests of SA and the Shareholders as a whole unless and until they have discussed with the independent financial adviser and reviewed its letter of advice.

GENERAL

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as non-executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, BBS, JP, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as independent non-executive Directors.

DEFINITIONS

Unless otherwise defined below, terms used in this announcement shall have the same meanings as those defined in the Previous Announcement:

"Board"	the board of Directors;
"Business Day"	any day (other than Saturdays and Sundays) on which banks are generally open for business in Hong Kong and Singapore;
"Conditions"	has the meaning given to it under the section headed "The Novation Deed" in this announcement;
"Deposit"	an initial deposit of RMB30 million (equivalent to HK$34,482,800 based on the then exchange rate of RMB to HK$ on 19 September 2008, being the date on which such deposit was paid) paid by the JV Parties through their respective subsidiaries in proportion to their respective proposed shareholdings in the JVCO as contemplated under the Master Joint Venture Agreement in connection with the acquisition, holding and development of the Project Site;
"Directors"	directors of SA;
"Effective Date"	the Business Day after the date on which all the Conditions have been satisfied and the satisfaction of Conditions (a) and (c) (as applicable to each of the JV Parties) is confirmed by the notices in writing given by each of the JV Parties to the others pursuant to the Novation Deed, or such other date as the JV Parties may agree in writing;

"Group"	SA and its subsidiaries;
"Independent Shareholders"	the Shareholders who are not required to abstain from voting in respect of the resolution to approve the Transactions at the special general meeting to be convened by SA;
"Novation Deed"	the novation deed dated 16 March 2009 and entered into between the JV Parties in respect of the transfer and assignment by novation from APL to SA the rights, title and interests of APL under and in the Master Joint Venture Agreement, including the part of the Deposit contributed by APL through BIPL in the sum of RMB4.5 million (equivalent to HK$5,172,420 based on the then exchange rate of RMB to HK$ on 19 September 2008, being the date on which the Deposit was paid);
"Previous Announcement"	the joint announcement of SA and KPL dated 24 September 2008 in relation to the establishment of joint venture for the acquisition, holding and development of land in Nanjing City, Jiangsu Province, PRC;
"Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"Shareholders"	holders of the Shares; and
"Transactions"	the entering into of the Novation Deed by the JV Parties and the transactions contemplated thereunder.

Unless otherwise stated, amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.87 = HK$1 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 16 March 2009

* *For identification purpose only*